April 26, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re:	Beazer Homes USA, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed on April 7, 2011 File No.: 333-172482

Dear Ms. Long:

This letter is being submitted by Beazer Homes USA, Inc. in response to the additional comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 20, 2011 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4. Beazer Homes USA, Inc. has also filed today, Pre-effective Amendment No. 2 to the Form S-4 (the “Amended S-4”) that reflects the responses provided below.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The terms “we,” “us,” “our” and the “Company” in the responses refer to Beazer Homes USA, Inc. and its consolidated subsidiaries.

General

1.	We note the acknowledgements you have provided at the end of your response letter dated April 7, 2011. However, these acknowledgements pertain to filings made in the Securities Exchange Act of 1934, as amended, and are not applicable to filings made under the Securities Act of 1933, as amended. As your registration statement is a Securities Act filing, please provide us with a written statement from the company acknowledging that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission

April 26, 2011

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Response

In response to the Staff’s comment, we have included the acknowledgments referenced above at the end of this response letter.

The Subsidiary Guarantees, page 40

2.	We note your response to comment nine of our letter dated March 25, 2011, but we cannot accept your “no-sale” theory. We note that you are relying on the accommodation created by the Exxon-Capital no-action letter and its progeny. Pursuant to the accommodation, you must identify all of the guarantors in your registration statement, naming them as co-registrants. If, in the future, there are additional guarantors, you must register the offer and sale of their guarantees on a new registration statement. Please see Question 210.01 of our Securities Act Rules Compliance and Disclosure Interpretations, which are available on our website.

Response

In response to the Staff’s comment, we confirm that, to the extent additional guarantees are offered and sold in the future, any such guarantees must be registered on a new registration statement.

Legal Matters, page 69

3.	We note your response to comment 11 of our letter dated March 25, 2011, and we reissue this comment. Please include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act of 1933, as amended. In this regard, we note that counsel’s address should appear in the body of the registration statement itself, not merely in the exhibits to the registration statement.

Securities and Exchange Commission

April 26, 2011

Response

In response to the Staff’s comment, we have included the address for each counsel under the caption “Legal Matters” in the Amended S-4.

*    *    *    *    *

In preparing our response to the Staff’s comments, the Company acknowledges that

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Please direct any further questions or comments you may have regarding the Registration Statement or the Amended S-4 to me at (770) 829-3728.

Sincerely,

BEAZER HOMES USA, INC.

By:	/s/ Kenneth F. Khoury
Kenneth F. Khoury
Executive Vice President, General Counsel and Secretary

cc:	Jessica L. Dickerson, Securities and Exchange Commission, Staff Attorney

Patrick W. Macken, Troutman Sanders